TRAVELCENTERS OF AMERICA LLC

24601 Center Ridge Road, Suite 200

Westlake, Ohio  44145-5639

June 22, 2012

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC  20549-0308

Attention: Mara L. Ransom, Assistant Director

RE:                           TravelCenters of America LLC (the “Company”)

Registration Statement on Form S-3

Filed May 4, 2012

File No. 333-181182

Dear Ms. Ransom:

We are writing in response to your letter dated June 1, 2012, in connection with the above-captioned registration statement.  Amendment No. 1 to such registration statement (as so amended, the “Registration Statement”) is being filed simultaneously with this letter.  For the convenience of the Staff, we have also sent to you a paper copy of this letter and clean and marked copies of the Registration Statement.

Your numbered comments with respect to the Registration Statement have been reproduced below in italicized text.  Our responses thereto are set forth immediately following the reproduced comment to which it relates.

Registration Statement Cover Page

1.  We note your reference to Rule 416 in footnote (3) in the calculation of registration fee table.  It does not appear that Rule 416 applies to the securities referenced in clauses (B) or (C).  With respect to clause (C) of footnote (3), please also see our Securities Act Rules Compliance and Disclosure Interpretation 213.02 available on our website at www.sec.gov for additional guidance.  Please revise accordingly.

Company Response: We have revised footnote (3) in the calculation of the registration fee table in response to the Staff’s comment.

United States Securities and Exchange Commission

June 22, 2012

Exhibit 5.1

2.  Please explain why counsel has assumed that the LLC Agreement is the only limited liability company agreement of the company, as stated in the last sentence of the first paragraph on page 2.  Alternatively, please delete this assumption.  Please note it is inappropriate for counsel to include in its opinion assumptions that are overly broad, that assume away the relevant issue or that assume any of the material facts underlying the opinion or any readily ascertainable facts.  Please see Section II.B.3.a. of Staff Legal Bulletin No. 19 available on our website at www.sec.gov.

Company Response: Counsel has advised the Company that the removal of the assumption is acceptable in light of the Company’s specific facts and circumstances and has issued an opinion to the Company, filed as Exhibit 5.1 to the Registration Statement, which does not include the assumption.

If you have any questions regarding the responses to the comments of the Staff, or require additional information, please call me at (440) 808-3265.

Very truly yours,

TRAVELCENTERS OF AMERICA LLC

/s/ Andrew J. Rebholz
Andrew J. Rebholz
Executive Vice President,
Chief Financial Officer and Treasurer

Enclosures